UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TomoTherapy, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

890088107

(CUSIP Number)

12/31/2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890088107	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS. Avalon Technology, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,059,571
6. SHARED VOTING POWER -0-
7. SOLE DISPOSITIVE POWER 3,059,571
8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,059,571
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 890088107	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS. Theodore W. Waitt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,059,571
6. SHARED VOTING POWER -0-
7. SOLE DISPOSITIVE POWER 3,059,571
8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,059,571
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 890088107	13G	Page 4 of 7 Pages

Item 1.	(a)	Name of Issuer

TomoTherapy, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1240 Deming Way Madison, Wisconsin 53717

Item 2.	(a)	Name of Persons Filing:

Avalon Technology, LLC and Theodore W. Waitt

	(b)	Address of Principal Business Office or, if none, Residence:

5786 La Jolla Blvd. La Jolla, CA 92037

	(c)	Citizenship:

Avalon Technology, LLC: Michigan Theodore W. Waitt: United States

	(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

	(e)	CUSIP Number:

890088107

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act; (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

CUSIP No. 890088107	13G	Page 5 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

3,059,571

As of December 31, 2007 all such shares were held of record by Avalon Technology, LLC. Avalon Technology, LLC is controlled by Avalon Capital Group, Inc. The controlling shareholder of Avalon Capital Group, Inc. is Theodore W. Waitt.

(b)	Percent of Class:	6.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	3,059,571

(ii)	Shared power to vote or to direct the vote:	-0-

(iii)	Sole power to dispose or to direct the disposition of:	3,059,571

(iv)	Shared power to dispose or to direct the disposition of:	-0-

Item 5.		Ownership of Five Percent or Less of a Class.

N/A

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person.

See item 4.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.		Identification and Classification of Members of the Group.

N/A

Item 9.		Notice of Dissolution of Group.

N/A

Item 10.		Certifications.

	(a)	N/A

	(b)	N/A

CUSIP No. 890088107	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

Avalon Technology, LLC By: Avalon Portfolio, LLC, its Manager By: Avalon Capital Group, Inc., its Manager

/s/ David Russell
Signature

David Russell, EVP – Avalon Capital Group, Inc.
Name/Title

/s/ Theodore W. Waitt
Theodore W. Waitt

CUSIP No. 890088107	13G	Page 7 of 7 Pages

Exhibit A

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the deemed beneficial ownership by each of the undersigned of shares of Common Stock of TomoTherapy, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 14th day of February, 2008. Avalon Technology, LLC

By:	Avalon Portfolio, LLC, its Manager
By:	Avalon Capital Group, Inc., its Manager
/s/ David Russell
David Russell, EVP – Avalon Capital Group, Inc.

Theodore W. Waitt

/s/ Theodore W. Waitt